June 15, 2012	TSX: SIL
NYSE MKT: SILU

SPROTT RESOURCE LENDING CORP. ANNOUNCES RESULTS OF ITS ANNUAL GENERAL MEETING OF
SHAREHOLDERS

TORONTO, ONTARIO - Sprott Resource Lending Corp. (the "Corporation" or "Sprott Resource Lending") (TSX: SIL) (NYSE MKT: SILU) today reported the results of its Annual General Meeting of the Corporation's shareholders held on June 14, 2012 (the “Meeting”). Sprott Resource Lending is pleased to announce that all resolutions put forward in the Management Proxy Circular dated May 14, 2012 (the "Circular") to shareholders were approved.

At the Meeting, shareholders of the Corporation elected Brian E. Bayley, W. David Black, Paul Dimitriadis, Peter Grosskopf, W. Murray John, Dale C. Peniuk, Stewart J.L. Robertson and A. Murray Sinclair to serve as directors of the Corporation. With the exception of Mr. Dimitriadis, those elected previously served on the Board of Directors of the Corporation (the “Board”). Sprott Resource Lending would like to welcome Mr. Dimitriadis to the Board and thank the other directors for their continued service. Two previous directors, Mr. Robert G. Atkinson and John P. Embry, did not stand for re-election at the Meeting. The Corporation would like to thank Messieurs Atkinson and Embry for their contribution to Sprott Resource Lending and wish them continued success.

In addition to the election of directors, shareholders of the Corporation also appointed PricewaterhouseCoopers LLP, Chartered Accountants, of Toronto, Ontario as auditors for the Corporation for the ensuing year.

For further details of each of the above matters, please refer to the Management Proxy Circular of the Corporation dated May 14, 2012 filed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

About Sprott Resource Lending Corp.

Sprott Resource Lending specializes in lending to resource companies on a global basis. Headquartered in Toronto, the Corporation seeks to generate income from lending activities as well as the upside potential of bonus arrangements with borrowers generally tied to the underlying property or shares of the borrower. Pursuant to a management services agreement and partnership agreement, Sprott Lending Consulting Limited Partnership provides Sprott Resource Lending (www.sprottlending.com) day to day business management as well as other management and administrative services. Sprott Lending Consulting LP is a wholly owned subsidiary of Sprott Inc., the parent of Sprott Asset Management LP (www.sprott.com), a leading Canadian independent money manager.

For more information about Sprott Resource Lending, please visit SEDAR (www.sedar.com) or contact:

Peter Grosskopf, President and CEO	416-943-4998
Jim Grosdanis, CFO	416-943-4698

Vancouver: Suite 1028, 550 Burrard Street, Box 61, Vancouver, BC, Canada V6C 2B5 * Tel: 604-687-8378 * Fax: 604-682-3941
Toronto: Suite 2750, 200 Bay Street, Royal Bank Plaza, South Tower, Toronto, ON M5J 2J2 * Tel: 416-977-7222 * Fax: 416-977-9555
www.sprottlending.com

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This press release may include certain statements that constitute “forward-looking statements” and “forward looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Forward-looking statements may relate to the Corporation’s future outlook and anticipated events or results and may include statements regarding the Corporation’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Corporation considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect.

Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward looking statements. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Corporation and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward looking statements contained in this press release are expressly qualified in their entirety by this cautionary notice.